xcpcnl business services corporation

4125 Clemmons Rd. Suite 289

Clemmons, NC 27012

336-473-1366

December 9, 2021

VIA EDGAR

Attorney Stacey Pelkin

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Re:	XCPCNL Business Services Corporation
Form 1-A: Request for Qualification
File No. 024-11707

Dear Ms. Pelkin:

XCPCNL Business Services Corporation (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Monday, December 13, 2021, or as soon as practicable thereafter. Pursuant to your request, we have attached to this correspondence confirmation that the state of Georgia is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Timothy Matthews
Timothy Matthews
CEO

Exhibit 99.1

Securities Offering Upload Form Georgia Secretary of State Submitted On: December 9, 2021 3:54pm America/New_York Issuer Name XCPCNL Business Services Corporation Security Offering Type Regulation A+ Tier 1 Offering GA Application Number or Permit ID (if applicable) SEC Registration Number (if applicable) 024-11707 Contact Person Jeff Turner Contact Email jeff@jdt-legal.com Documents Included Cover Letter (*Required for initial filings) Pre-Effective Amendment Forms Included Uniform Application to Register Securities (Form U-1) Regulation A Offering Statement (Form 1-A) Consent to Service of Process (Form U-2) Uniform Corporate Resolution (Form U-2A) File Uploads https://seam.ly/oOrfAEhf XCPL Form U-2.pdf https://seam.ly/oCaU12zu XCPL Form U-1.pdf https://seam.ly/115uzSJx XCPL 1-A.pdf https://seam.ly/bMAuQHFj XCPL_Georgia Cover Letter.docx